NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold Announces Pre-Feasibility Study Underway at Galore Creek Project

April 20, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced that a pre-feasibility study is underway for its Galore Creek copper-gold-silver project located in northern British Columbia. Galore Creek is owned equally by NovaGold and Teck Resources and managed by the Galore Creek Mining Corporation (“GCMC”).

NovaGold will host its quarterly conference call and webcast
Wednesday, April 21 at 1 pm PST (4 pm EST)
Toll-free 1-866-223-7781 or webcast at www.novagold.net

GCMC has been reviewing a number of optimization scenarios for the Galore Creek project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the project, with completion targeted for the first half of 2011. The pre-feasibility study will provide capital cost estimates using higher copper and gold prices than used in previous studies, as well as permitting, construction and production timelines.

Primary changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam
  Relocation of the processing facilities allowing for future expansion
  Realignment of the tunnel and access road
  Potential increase of daily throughput to 90,000 tonnes per day

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade off study will identify the best alternative for transport of concentrate to market. The project would use primarily electric power, with a powerline built along the access road to tie into the 287 kV transmission line that the British Columbia and Canadian governments have pledged to build. On April 15 the governments announced that the powerline project has entered the public review process for its Environmental Assessment Certificate.

Some components of the revised plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing, however, with road work during 2008 and 2009 yielding access to Km 40. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and largely eliminating the need for helicopter support.

Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed and accepts responsibility for the technical information contained within this press release.

About the Galore Creek Project

Located in northern British Columbia, Galore Creek is one of the world’s largest undeveloped copper-gold-silver deposits, owned equally by NovaGold and Teck Resources and operated by GCMC. Since acquiring Galore Creek in 2003, NovaGold’s exploration team has more than tripled the size of the project’s resource base. With 1,300 million tonnes of high-grade copper-gold-silver porphyry resource and a number of untested targets, there remains considerable potential to increase the resource base at Galore Creek. The Galore Creek resource estimate totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. A complete breakdown of the Galore Creek resource estimate is included in an Appendix to this press release.

The project has received a high level of support from local communities, First Nation groups and the British Columbia and Alaska Governments. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection. GCMC, NovaGold and Teck continue to work closely with the Tahltan Nation, and nearly 65% of project employees are Tahltan members.

Under the terms of the Galore Creek partnership agreement, Teck is funding all project costs until it completes its financial earn-in for the project. At the end of Q1-2010 Teck had $25 million left to spend, and NovaGold expects to have no near-term funding obligations for the Galore Creek project.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold recently purchased a 100% interest in the Ambler property in Alaska, and owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits near Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix - Galore Creek Resource Estimate

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(2)
Effective Date January 25, 2008

	Tonnes	Cu	Au	Ag	CuEq(3)	Copper	Gold	Silver
Resource Category	(Millions)	(%)	(g/t)	(g/t)	(%)	(M lbs)	(M ozs)	(M ozs)
Measured	4.7	0.52	0.37	4.41	0.77	54.1	0.06	0.67
Indicated	781.0	0.52	0.29	4.88	0.70	8,872.3	7.21	122.42
Measured + Indicated	785.7	0.52	0.29	4.87	0.70	8,926.3	7.27	123.09
Inferred(4)	522.5	0.35	0.29	4.79	0.60	4,018.3	4.92	80.40

(1) Measured and indicated resources are calculated using a 0.21% copper equivalent (CuEq) cut-off grade and shown on a 100% basis, of which NovaGold owns a 50% interest.
(2) Rounding errors may occur.
(3) CuEq calculations use metals prices of US$1.55/lb of copper, US$650/oz of gold and US$11/oz of silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.
(4) Inferred resources are calculated using a 0.35% CuEq cut-off grade and include the Copper Canyon inferred resource, of which NovaGold owns a 60% interest held in trust for the Galore Creek Partnership. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note Regarding Reserve and Resource Estimates”.

The current resource model was constructed by Kevin Francis, P.Geo. and Resource Manager for NovaGold, who is a National Instrument 43-101 Qualified Person. The resource estimate is based on a 3D computer block model with copper, gold and silver block grades estimated into 25 meter x 25 meter x 15 meter high blocks using 5-meter-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into measured, indicated and inferred mineral resource categories using the number of data and distance to data method. The resource has been constrained within a conceptual pit using US$1.55/lb of copper, US$650/oz of gold, and US$11/oz of silver and using recent estimates of mining, geotechnical and metallurgical parameters. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral resources.

The Galore Creek resource estimate is based on a technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008. The Copper Canyon resource estimate is based on a technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005. Both technical reports are available on NovaGold’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.